Filing under Rule 425 under
the U.S. Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
U.S. Securities Exchange Act of 1934
Filing by: VNU N.V.
Subject Company: IMS Health Incorporated
Commission File No.: 001-14049

[Below is information made available to employees of VNU N.V. and IMS Health Incorporated]

Employee FAQ

1.	Why are IMS and VNU merging?

This merger is about growth and capitalizing on the capabilities and expertise of both companies, by bringing together our data assets and expanding our consulting and services offerings. It will give us unparalleled depth and reach in three major global industries: media and entertainment, healthcare, and consumer products. Together, we will enhance the value we provide to current clients and tap opportunities to serve new clients. We are creating a global leader in market intelligence.

2.	Why are we doing this now?

The timing is right. The business environment our clients face today is radically different than it was just a few years ago. Now, clients are demanding more and better information to maximize their ROI and global reach. Our market and media intelligence businesses – Media Measurement and Information, Marketing Information, and IMS Health – will reinforce and strengthen each other. Working together, we’ll be able to enhance the value we deliver to clients, accelerate innovation and further develop our consulting and services capabilities. This is about building analysis and advice on top of essential market measurement services to help clients make the right decisions to run their businesses better. Additionally, our diverse media channels in Business Information are perfect platforms to provide market insights and communication opportunities that enable business decisions.

3.	What’s the profile of the combined company?

Together, we will be part of company generating 4.7 billion euros in revenue with more than 44,000 employees in 110 countries capable of delivering market intelligence analysis and insights with a full range of products and services. We will have unparalleled access to the global pharmaceutical, healthcare, retail and media markets. The economics of the combined company are compelling, with both companies enjoying a high level of recurring revenue streams, a strong balance sheet and excellent financial flexibility.

4.	Isn’t this merger “back to the future” given that both IMS and VNU divisions were spun off from previous combinations because the synergies weren’t there?

We believe there are real and compelling synergies across the businesses, and that the trends and changes in the marketplace over the past 10 years argue strongly in favor of putting them together again.

These include dramatic changes in consumer behavior; common client needs to improve marketing effectiveness and ROI; technology advances that make it practical and affordable to integrate information across data sources; and advances in modeling & analytical techniques that uncover patterns and opportunities in the marketplace.

For example, our three largest brands, IMS, ACNielsen and Nielsen Media Research each measure and analyze consumer behavior and spending in their markets. We think the ability to develop an integrated view of how consumers respond to advertising and promotion, make decisions and manage their spending on healthcare, on food and household products and on media and entertainment will yield significant and productive new insights for our clients.

5.	What are the benefits of this merger?

This merger is the right thing to do for our clients, shareholders and employees. Together, we will forge a flexible, responsive company with the global presence, talent, capabilities and management focus to deliver innovative offerings, serve a growing client base, and venture into exciting new markets. This is an expansion of opportunity for both companies and our people, who will have new prospects for professional growth available to them.

6.	How does this benefit clients?

This combination will enhance what we can deliver to clients. It allows us – as one company – to expand our consulting and services capabilities, capitalize on our complementary data assets and address new audiences in new markets. For example, IMS brings expertise in pharmaceutical product positioning, forecasting, pricing and reimbursement strategy, physician targeting and promotion mix. VNU conducts consumer panels that provide intelligence about media influences on patient and prescriber behaviors. The real power is bringing that together for clients — creating an integrated view of market dynamics.

7.	What opportunities will be available in the new organization?

Given that the merger is about growth, it will result in a larger company with greater scope and scale, creating new opportunities for personal and professional development. We expect to have more specifics to communicate after integration planning is complete.

8.	What will the management structure of the combined company look like?

The combined companies will go to market with an exceptionally strong leadership team. The Executive Board will be headed by VNU’s Rob van den Bergh as Chairman and CEO and Rob Ruijter will continue as CFO. IMS’s CEO, David Carlucci, joins the Board as Deputy CEO and COO, and Nancy Cooper, IMS’s CFO, joins the Board as Chief Transformation Officer. The Board has responsibility for strategy, portfolio policy, allocation of Human Resources, and overall execution of company policies.

The Executive Board reports to a Supervisory Board, which will consist of 10 directors, six from the current VNU Board and four from IMS’s current Board of Directors.

In performing its supervisory role, the Supervisory Board considers the interest of all parties involved in the company. The Supervisory Board submits the company’s financial statements to the General Meeting of Shareholders.

9.	Will the new company’s business units continue to operate as separate entities?

Until the merger closes, the current businesses of VNU and IMS will continue to operate as distinct units. During the next six months, under Nancy Cooper’s leadership, integration teams will explore opportunities for cross-selling and joint consulting and services engagements, as well as ways to apply common business processes and go-to-market strategies.

10.	What will happen between now and when the deal closes?

We expect to make no changes and operate business as usual within both organizations between now and when the merger closes. In the next few weeks, we will mobilize teams to begin our integration planning effort. We expect to complete the integration plan by the end of the year.

11.	When does VNU plan on listing on a stock exchange in the U.S.?

VNU expects to list as an ADR (American Depository Receipt) on the New York Stock Exchange by the close of the transaction. The combined company will continue to be listed on Euronext Amsterdam.

12.	When will we get more information? Can employees make suggestions on how the transition should be handled?

More information is available on a special website for employees of both companies, which can be found at http://ww.vi-together.com/employees. The website also provides a vehicle to submit questions about the transaction. In addition, we are putting in place a variety of communications to provide additional information, get your feedback and provide answers to your questions.

13.	Will my job change?

For the vast majority of employees, little change is anticipated in the merged company. And at this point, we have not contemplated any changes to specific jobs.

14.	Will any offices be closed?

We have not identified any offices to close at this time. However, in cities where both VNU and IMS have a presence, there may be an opportunity to consolidate or co-locate facilities. We will review these opportunities as part of our integration planning effort.

15.	Where will the headquarters be located?

VNU has headquarters in both New York City in the United States and Haarlem, the Netherlands.

16.	Will there be changes in compensation or benefits for employees?

Until the merger transaction is completed, compensation and benefits plans will remain the same. Since our Employee Stock Purchase Plan is designed around IMS stock, it will be closed at the end of the year. Other than that, we have not identified any specific changes to make to our compensation programs that would adversely affect employees.

About IMS Health Incorporated

IMS Health Incorporated (“IMS”) provides sales management and market research information services to the pharmaceutical and healthcare industries worldwide. IMS provides information services covering more than 100 countries and maintains offices in 76 countries on six continents, with approximately 64% of total 2004 IMS revenue generated outside the United States. IMS is listed on the New York Stock Exchange (NYSE: RX). Additional information is available at http://www.imshealth.com.

About VNU N.V.

VNU N.V. (“VNU”) is a global information and media company with leading market positions and recognized brands. VNU is active in more than 100 countries, with its headquarters located in Haarlem, The Netherlands and New York, USA. In 2004, total revenues amounted to EUR 3.8 billion. VNU is listed on the Euronext Amsterdam stock exchange (ASE: VNU), and VNU is part of the AEX Index of leading Netherlands-based stocks. Additional information is available at http://www.vnu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

     This document contains certain forward-looking information about IMS Health Incorporated (“IMS”), VNU N.V. (“VNU”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of IMS and VNU, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to: the failure of stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that doing so will be costly or result in significant charges; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the results of the reconciliation of IMS’ financial statements into IFRS and the results of the reconciliation of VNU’s results into U.S. GAAP; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the risk that VNU is not able to maintain its status as a foreign private issuer; risks associated with operating on a global basis, including fluctuations in the value of foreign currencies relative to the U.S. dollar, and the ability to successfully hedge such risks; to the extent the companies seek growth through acquisition, the ability of the companies to complete development of or to develop new or advanced technologies and systems for their businesses on a cost-effective basis; the ability to successfully achieve estimated effective tax rates and corporate overhead levels; competition, particularly in the markets for pharmaceutical information and audience measurement services; regulatory and legislative initiatives, particularly in the area of privacy; the outcome of pending legal and regulatory proceedings; leverage and debt service (including sensitivity to fluctuations in interest rates); compliance with covenants in loan agreements; the ability to obtain future financing on satisfactory terms; deterioration in economic conditions, particularly in the pharmaceutical, healthcare, media, information technology or other industries in which customers operate; and conditions in the securities markets which may affect the value or liquidity of portfolio investments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither IMS nor VNU undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in IMS’ various reports with the Securities and Exchange Commission (“SEC”), including but not limited to IMS’ Annual Report on Form 10-K for the year ended December 31, 2004 and IMS’ Quarterly Reports on Form 10-Q for the quarterly period ending March 31, 2005, and VNU’s Annual Report for the year ended December 31, 2004, which is available at the SEC’s Internet site (http://www.sec.gov).

Additional Information and Where to Find It

     This document may be deemed to be solicitation material in respect of the proposed merger of IMS and VNU. In connection with the proposed transaction, VNU and IMS will file a registration statement on Form F-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC. VNU and IMS will file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF IMS AND VNU ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to stockholders of IMS and VNU. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from IMS’ Investor Relations at 1499 Post Road, Fairfield, CT, 06824 or from VNU’s Investor Relations at Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands.

Participants in Solicitation

     IMS, VNU and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IMS’ participants is set forth in the proxy statement, dated March 23, 2005, for IMS’ 2005 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information regarding VNU’s participants is set forth in VNU’s Annual Report for the year ended December 31, 2004. Additional information regarding the interests of IMS’ and VNU’s participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.

Regulation G Legend

     This presentation may contain certain non-GAAP financial measures. Reconciliations between certain non-GAAP financial measures and the GAAP financial measures will be made available in the joint proxy statement/prospectus. VNU figures have been prepared in accordance with Dutch GAAP and IFRS. IMS figures are prepared in accordance with U.S. GAAP. All pro forma consolidated financial information has been prepared by aggregating financial information based on these differing accounting standards and might be materially different if IMS figures were presented in accordance with Dutch GAAP or IFRS or if VNU figures were presented in accordance with U.S. GAAP. The definitive registration statement, including the definitive joint proxy statement/prospectus, may include adjustments to the financial statements of VNU to reflect differences between U.S. and Dutch GAAP and between the U.S. and Dutch approaches to financial statement presentation.